Filed by GKN plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: GKN plc
Commission File No.: 033-24346

Group Information Bulletin

S/13/2018

9 March 2018

GKN Driveline and Dana combination

We are today announcing our plan to combine GKN Driveline and Dana Incorporated (“Dana Inc.”) into a global automotive engineering leader called Dana plc. You can see our full announcement to the market on gkn.com.

We recently explained our intention to separate Aerospace and Driveline and have been looking into the best way of doing this.

We believe that joining GKN Driveline with Dana Inc. will position it even more strongly as a leading global player in the automotive industry. Further, in our view, it will accelerate our separation plan and will bring together two highly successful businesses. The combined company will be a UK public limited company listed on the New York Stock Exchange, with its global headquarters in Ohio, US.

The combination is expected to create a world leader in driveline, which has a balanced end-market exposure, broad geographic presence, complementary technologies and a diverse customer base. We intend that the business will serve all major vehicle OEM customers through an enhanced suite of driveline technologies, across a comprehensive range of vehicle segments.

We expect that the combined business will also be strongly positioned to take advantage of the growing electric vehicle and Chinese markets.

I firmly believe this combination provides the right home for GKN Driveline. However, our shareholders will be the key decision-makers. It is likely shareholders will need to decide whether to accept the Melrose offer before they are asked to vote on the proposed GKN Driveline Dana combination. They have a choice. The options include choosing our proposal to create an automotive engineering leader or choosing the Melrose offer that the Board continues to believe fundamentally undervalues GKN and is not in the best interests of our shareholders.

Who is Dana?

Dana is an automotive engineering company with a rich heritage. Its customers include a broad range of major vehicle and engine manufacturers in the global light vehicle, medium/heavy vehicle and off-highway markets.

It employs around 30,100 people, operates in 33 countries and has 139 major facilities around the world.

Many of you will know Dana well. GKN has developed a close relationship with Dana over many years through a number of partnerships and joint ventures. We share a deep understanding of our mutual customers and their long-term requirements.

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I can tell you that Dana has very similar values to ours. We work in similar ways and Dana, like GKN, has a strong history, which dates back to 1904, and it also shares with us a long-term vision for innovation. We’re both proud of our pasts and even more excited about our future together.

What this means for GKN Driveline

If the deal is accepted by our shareholders and certain other regulatory approvals are obtained, GKN Driveline (including our Off-Highway Powertrain, Cylinder Liners, Freight Services, GKNZ and Nanjing Piston businesses) will become part of Dana plc.

Combining GKN Driveline and Dana is intended to allow the business to achieve additional cash benefits above those already planned through Project Boost. Some of these are expected to come from new opportunities arising from the combination.

What this means for the rest of GKN

GKN’s shareholders need to approve our proposal to combine GKN Driveline with Dana. Plans to sell Powder Metallurgy and other non-core businesses within the next 12 to 18 months remain unchanged. Once this is complete, GKN will become a focused aerospace company with the scale, technologies and revenues to thrive.

Aerospace will continue with its Project Boost plans. Boost has been well received by our shareholders and our customers and it’s a key part of the future we want to create – a world-class business delivering world-class financial performance.

We are also working on developing comprehensive plans for all aspects of Aerospace if we separate from Driveline. These will include our anticipated requirements for head office and support functions. It’s too early to say right now what changes will be required to our current set up, but we will keep you informed as our plans develop.

Thank you

I know this announcement is the latest in a series of significant communications over the last few months. Thank you for your resilience in the face of everything that’s been going on. Your continued focus is a credit to your commitment and professionalism. Both myself and the entire leadership team are extremely grateful.

It is important that, as always, everyone remains focused on working safely and delivering for our customers.

We will give you more information about the proposed combination of GKN Driveline and Dana as things progress. I will be asking all leaders to brief their teams with more detail over the coming days.

In the meantime, please stay safe, stay focused and keep up your great work.

Anne Stevens
Chief Executive Officer, GKN plc

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Cautionary statement

This communication contains forward looking statements which are made in good faith based on the information available at the time of its publication. The forward-looking statements contained in this communication may include statements about the expected effects of the proposed combination of GKN's Driveline business and Dana (the "Proposed Transaction) on GKN, Dana, Dana plc and/or GKN Aerospace, the anticipated timing and benefits of the Proposed Transaction, GKN’s and Dana’s anticipated standalone financial results and all other statements in this document other than statements of historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "positioned," "strategy," "future" or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. It is believed that the expectations reflected in these statements are reasonable but they are based upon a number of assumptions that are subject to change and they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated. Such risks, uncertainties and assumptions include: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the satisfaction of the conditions to the Proposed Transaction and other risks related to Completion and actions related thereto; GKN’s and Dana’s ability to complete the Proposed Transaction on the anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Proposed Transaction; the ability of the parties to integrate successfully GKN Driveline with the business of Dana following the consummation of the Proposed Transaction and to realize the anticipated synergies (including any anticipated tax synergies) and other benefits expected from the Proposed Transaction; the effects of government regulation on GKN's or Dana's businesses; the risk that disruptions from the Proposed Transaction will harm GKN's or Dana's business; the effect of the announcement of the Proposed Transaction on the ability of GKN and Dana to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; potential litigation in connection with the Proposed Transaction; and other factors detailed in GKN’s Annual Report and Accounts 2016 and Dana’s reports filed with the SEC, including its Annual Report on Form 10-K under the caption "Risk Factors". Nothing in this document should be regarded as a profit forecast. Forward-looking statements included herein are made as of the date hereof, and none of GKN, Dana or Dana plc undertakes, and each expressly disclaims, any obligation to update publicly such statements to reflect subsequent events or circumstances.

No offer or solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. The Proposed Transaction will be submitted to a vote of Dana’s stockholders and a vote of GKN’s shareholders. In connection with the Proposed Transaction, it is intended that Dana plc will file with the SEC a registration statement on Form S-4, containing a prospectus with respect to Dana plc's ordinary shares to be issued in the Proposed Transaction (the “Prospectus”) and a proxy statement for Dana's stockholders (the "Proxy Statement"), and Dana will mail the Proxy Statement to its stockholders and file other documents regarding the Proposed Transaction with the SEC. Further, it is intended that GKN will mail a circular to its shareholders (“the Circular”) containing further details in relation to the Proposed Transaction and notice of the general meeting. DANA’S SECURITYHOLDERS AND GKN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS AND THE PROXY STATEMENT, AND THE CIRCULAR WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, THE PROPOSED TRANSACTION AND Dana plc. Investors will be able to obtain copies of the Prospectus and the Proxy Statement as well as other filings containing information about Dana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by GKN will be made available free of charge on GKN’s Investor Relations Website. Copies of documents filed with the SEC by Dana or Dana plc will be made available free of charge on Dana’s Investor Relations Website.

Participants in the solicitation

GKN and its directors and executive officers, and Dana and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Dana common stock in respect to the Proposed Transaction. Information about the directors and executive officers of GKN is set forth in GKN’s Annual Report and Accounts 2016. Information about the directors and executive officers of Dana is set forth in the definitive proxy statement for Dana’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017. Investors may obtain additional information regarding the interests of such participants by reading each of the Prospectus and the Proxy Statement and the Circular regarding the Proposed Transaction when it becomes available.